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Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the reference to our Firm under the caption "Interests of Experts" in the Annual Information Form of Agnico Eagle Mines Limited for the year ended December 31, 2020, which is included in this Annual Report on Form 40-F. We also consent to the incorporation by reference in the following Registration Statements:

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  Form F-10 (registration no. 333-234778);

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  Form F-3D (registration no. 333-249203); and

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  Form S-8 (registration nos. 333-130339 and 333-152004)

of Agnico Eagle Mines Limited, and to the use in this Annual Report on Form 40-F, of our reports dated March 26, 2021 with respect to the consolidated balance sheets as of December 31, 2020 and 2019, and the consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited as of December 31, 2020 included in this Annual Report on Form 40-F.

Toronto, Canada March 26, 2021
/s/ ERNST & YOUNG LLP ERNST & YOUNG LLP Chartered Professional Accountants Licensed Public Accountants

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  Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM